UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y305
(CUSIP Number)

George Economou
G.C. Economou & Associates
11 Kanari Street
106 71 Athens, Greece
001 30 210 364 0030

With a copy to:
Watson, Farley & Williams (New York) LLP
1133 Avenue of the Americas
New York, New York 10036
(212) 922-2200
Attn: Antonios C. Backos, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

382,656 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

382,656 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,656

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 382,656 common shares, par value $0.01 per share, of the Issuer currently held by Sovereign Holdings Inc.
(2) See Item 5(a).

CUSIP No.	Y8897Y305

1.	NAME OF REPORTING PERSONS Evangelos Pistiolis

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

382,656 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

382,656 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

382,656

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2% (2)

14.	TYPE OF REPORTING PERSON

IN

(1)	Common shares currently held by Sovereign Holdings Inc., a Marshall Islands corporation, of which Mr. Pistiolis is the sole shareholder.
(2)	See Item 5(a).

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 15, 2008, as amended by Amendment No. 1 filed on May 5, 2011 (the “Schedule 13D”) filed by Sovereign Holdings Inc. (“Sovereign”) and Evangelos Pistiolis (together with Sovereign, the “Reporting Persons”).  This Amendment No. 2 relates to the shares of common stock, par value $0.01 per share (the “Common Shares”), of Top Ships Inc., a Marshall Islands corporation (the “Issuer”).  Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On August 24, 2011, Sovereign entered into a purchase agreement with the Issuer (the “Common Stock Purchase Agreement”) for the purpose of providing committed financing to the Issuer. Under the Common Stock Purchase Agreement, Sovereign has committed to purchase up to $10,000,000 in Common Shares to be drawn from time to time at the request of the Issuer in multiples of $500,000 (up to $2,500,000 per drawing) over the next twelve months. The Common Shares will be priced at the greater of (i) $0.45 per share and (ii) a per share price of 35% of the volume weighted average price of the Common Shares for the previous twelve trading days.  Also on August 24, 2011, the Issuer and Sovereign entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which Sovereign has been granted certain demand registration rights with respect to the Common Shares issued to Sovereign under the Common Stock Purchase Agreement.  In addition, on August 24, 2011, Sovereign entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”), pursuant to which Sovereign agreed not to sell each of the Common Shares it acquires pursuant to the Common Stock Purchase Agreement for the period starting twelve months from each acquisition of such Common Shares.

The foregoing descriptions of the Common Stock Purchase Agreement, the Registration Rights Agreement and the Lock-Up Agreement are not complete and are qualified in their entirety by reference to the full text of the Common Stock Purchase Agreement, the Registration Rights Agreement and the Lock-Up Agreement, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to the Issuer’s Registration Statement on Form F-1 filed with the Commission on May 9, 2011, there were 34,200,673 Common Shares issued and outstanding as of such date.  On June 24, 2011, the Issuer effected a reverse stock split, as a result of which, according to information received from the Issuer, the number of Common Shares issued and outstanding decreased to 3,420,017.  Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Sovereign may be deemed to beneficially own 382,656 Common Shares, representing approximately 11.2% of the outstanding Common Shares.  Sovereign has the sole power to vote 0 Common Shares and the shared power to vote 382,656 Common Shares.  Sovereign has the sole power to dispose of 0 Common Shares and the shared power to dispose of 382,656 Common Shares.

Mr. Pistiolis may be deemed to beneficially own 382,656 Common Shares, representing approximately 11.2% of the outstanding Common Shares. Mr. Pistiolis has the sole power to vote 0 Common Shares and the shared power to vote 382,656 Common Shares. Mr. Pistiolis has the sole power to dispose of 0 Common Shares and the shared power to dispose of 382,656 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D and this Amendment No. 2.

(c.) Sovereign received a draw down notice pursuant to the Common Stock Purchase Agreement relating to 2,566,406 Common Shares for a price of $0.7793 per share and an aggregate purchase price of $2,000,000.  Such shares have not yet been issued.  To the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to add the following:

On August 24, 2011, Sovereign entered into a Common Stock Purchase Agreement, Registration Rights Agreement and Lock-Up Agreement as discussed in further detail in Item 4. A copy of the Common Stock Purchase Agreement is attached hereto as Exhibit 10.1. A copy of the Registration Rights Agreement is attached hereto as Exhibit 10.2. A copy of the Lock-Up Agreement is attached hereto as Exhibit 10.3. Such agreements are incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Issuer, except as described herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to add the following:

Exhibit A.	Joint Filing Undertaking.
Exhibit 10.1	Common Stock Purchase Agreement, dated as of August 24, 2011, by and between Sovereign Holdings Inc. and Top Ships Inc.
Exhibit 10.2	Registration Rights Agreement, dated as of August 24, 2011, by and between Sovereign Holdings Inc. and Top Ships Inc.
Exhibit 10.3	Lock-Up Agreement, dated as of August 24, 2011, by and between Sovereign Holdings Inc. and Top Ships Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2011 SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis*

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Top Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: August 31, 2011

SOVEREIGN HOLDINGS INC.

By:	/s/ Annita Hadjipaschali
Name: Annita Hadjipaschali
Title: President / Director

/s/ Evangelos Pistiolis
Evangelos Pistiolis